Issuer Free Writing Prospectus dated June 19, 2013

Filed Pursuant to Rule 433

Registration No. 333-188576

(Relating to Preliminary Prospectus Supplement dated June 18, 2013)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated May 28, 2013, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from William Blair & Company, L.L.C. at 222 West Adams Street, Chicago, IL 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

The terms “Biodel,” “we,” “our,” and “us” refer, collectively, to Biodel Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Biodel Inc. (NASDAQ: BIOD)

Common stock offered by BIOD	4,482,760 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 672,414 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	18,684,757 shares, based on 14,201,997 shares outstanding as of March 31, 2013, which does not include, as of that date:

	•	1,983,297 shares of common stock issuable upon the exercise of outstanding stock options, at a weighted exercise price of $22.14 per share;

	•	31,302 shares of common stock issuable upon the settlement of outstanding restricted stock units;

	•	2,256,929 shares of common stock issuable upon the exercise of outstanding warrants, at an exercise price of $9.92 per share;

	•	2,749,469 shares of common stock issuable upon the exercise of outstanding warrants, at an exercise price of $2.66 per share; and

	•	4,059,093 shares of common stock issuable upon the conversion of outstanding shares of convertible preferred stock.

Public offering price	$4.35 per share.

Net proceeds to BIOD	$18.3 million, after deducting the underwriting discount and estimated offering expenses payable by us.

Dilution	Our net tangible book value as of March 31, 2013 was approximately $23.0 million, or $1.62 per share. If you purchase shares of common stock in the offering, you will incur immediate and substantial dilution in net tangible book value of $2.14 per share, after giving effect to our sale of 4,482,760 shares of common stock in the offering at the public offering price of $4.35 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

Pricing date	June 19, 2013.

Closing date	June 24, 2013.

Sole book-running manager	William Blair & Company, L.L.C.

Co-manager	Ladenburg Thalmann & Co. Inc.